Korea Electric Power Corporation (“KEPCO”) announces its un-audited and preliminary non-consolidated financial results for the six-month periods ended June 30, 2005 and 2004 as follows.

1. Preliminary KEPCO’s Non-consolidated Financial Results for the First Half of 2005 and 2004

	January 1, 2005 ~	January 1, 2004 ~	Year on Year
(Unit: in billions of Korean Won)	June 30, 2005	June 30, 2004	Change
Operating revenues:	11,849	11,179	6.0%
Sale of electric power	11,698	11,039	6.0%
Other operating revenues	93	75	24.1%
Revenues from other businesses	57	65	-11.6%
Operating expenses:	11,163	10,242	9.0%

Power purchased for resale	8,813	8,117	8.6%
Labor	444	384	15.4%
Retirement benefits	39	29	36.5%
Maintenance	301	282	6.7%
Depreciation	890	806	10.4%
Commission	224	210	6.6%
Fuel	13	9	39.6%
Other	380	341	11.6%
Other businesses	59	64	-6.5%

Operating income	685	938	-26.9%

Other income:	1,714	1,444	18.7%

FX gain	169	242	-30.3%
Investment income from affiliates	1,269	992	27.9%
Other	277	211	31.4%
Other expenses:	421	446	-5.6%

Interest expenses	234	299	-21.6%
FX loss	8	0.4	1800.0%
Investment loss from affiliates	1	—	—
Other	178	147	21.4%
Income before tax	1,979	1,936	2.2%

Provision for income tax	409	472	-13.4%
Net income	1,570	1,464	7.2%

2.	Preliminary KEPCO and GENCOs’ Financial Results for the First Half of 2005 and 2004

Disclaimer:
The financial numbers of KEPCO and its six generation subsidiaries (“GENCOs”) as presented below are not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of GENCOs, after adjusting for major inter-company transactions. It must be noted that this information has been prepared by KEPCO for its internal purpose and for the convenience of KEPCO’s investors based upon the information that is available to KEPCO management at the time of preparation. This financial information has not been audited or reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants and has not been prepared in accordance with the generally accepted accounting principles of any country. Accordingly, this financial statement may not necessarily be indicative of the results of operations of KEPCO and GENCOs and should not be relied upon, or form a basis of entering into any contract, for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO and GENCOs.

	January 1, 2005 ~	January 1, 2004 ~	Year on Year
(Unit: in billions of Korean Won)	June 30, 2005	June 30, 2004	Change
Operating revenues:	11,918	11,205	6.4%
Sale of electric power	11,669	11,022	5.9%
Other operating revenues	192	119	62.0%
Revenues from other businesses	57	65	-11.6%
Operating expenses:	9,703	8,999	7.8%

Fuel	3,833	3,603	6.4%
Power purchased for resale	629	681	-7.7%
Labor	816	687	18.7%
Retirement benefits	76	53	41.9%
Maintenance	705	739	-4.6%
Depreciation	2,456	2,191	12.1%
Commission	287	263	9.3%
Other operating expenses	843	719	17.3%
Expenses for other businesses	59	64	-6.5%

Operating income	2,214	2,205	0.4%

Other income:	782	735	6.5%

FX gain	232	309	-24.7%
Investment income from affiliates	168	165	1.8%
Other	382	261	46.3%
Other expenses:	607	636	-4.6%

Interest expenses	310	375	-17.3%
FX loss	18	5	287.0%
Investment loss from affiliates	1	—	—
Other	278	257	8.3%
Income before tax	2,390	2,304	3.7%

Provision for income tax	820	840	-2.3%
Net income	1,570	1,464	7.2%